SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 30, 2006

MetroGAS Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: August 10, 2006 By: __________________________________

Name: Eduardo Villegas

Title: Finance Director

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2006 AND 2005

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2006 AND 2005

INDEX

Limited Review Report

Unaudited Consolidated Interim Balance Sheets

Unaudited Consolidated Interim Statements of Income

Unaudited Consolidated Interim Statements of Cash Flows

Unaudited Notes to Consolidated Interim Financial Statements

Exhibits A, D, E, F, G and H

Unaudited Interim Balance Sheets

Unaudited Interim Statements of Income

Unaudited Interim Statements of Changes in Shareholders' Equity

Unaudited Interim Statements of Cash Flows

Unaudited Notes to Interim Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

MetroGAS S.A.

  We have reviewed the accompanying balance sheets of MetroGAS S.A. as of June 30, 2006 and 2005, and the related statements of income, changes in shareholders' equity and cash flows for the six-month periods then ended and the complementary notes 1. to 15. and exhibits A, C, D, E, F, G and H. We have also reviewed the accompanying consolidated balance sheets of MetroGAS S.A. and its subsidiary as of June 30, 2006 and 2005, and the related consolidated statements of income, and cash flows for the six-month periods ended June 30, 2006 and 2005, which are submitted as supplementary information. These interim financial statements are the responsibility of the Company's management.

  We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Federación Argentina de Consejos Profesionales en Ciencias Económicas. A review of interim financial information consists principally of applying analytical procedures and making inquires of personnel responsible for financial and accounting matters. It is substantially less in scope that an audit conducted in accordance with generally accepted auditing standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  The Company has prepared the accompanying interim financial statements following the valuation and disclosure criteria adopted by the Comisión Nacional de Valores (Argentine National Securities Commission) which, as explained in Note 3.3., differ from accounting standards in effect in the Autonomous City of Buenos Aires in the recognition of inflation accounting as of September 30, 2003. The effect of this departure on the June 30, 2006 financial statements is immaterial. Furthermore, as mentioned in Note 3.5.f), as from the unifying of professional accounting standards as from January 1, 2006, differences in standards between the Argentine National Securities Commission and professional accounting standards referred to valuation of deferred tax have disappeared, and valuation is made at nominal value.

  The changes in Argentine economic conditions and the amendments made by the National Government to the License under which the Company operates mentioned in Note 2. to the interim financial statements, mainly the modification of the essential parameters of the License, have affected the Company's economic and financial equation. Management is in the process of renegotiating certain terms of the License with the National Government to counteract the negative impact of those circumstances. The Company has prepared its projections in order to determine the recoverable value of its non-current assets, based on forecasts of the outcome of that renegotiation process. We are not in a position to determine whether the assumptions used by management to prepare those projections will take place in the future and, consequently, whether the recoverable value of non-current assets exceeds their respective net carrying values.

  Our audit report on the December 31, 2005 financial statements dated March 8, 2006, contained exceptions due to: i) the uncertainty about the resolution of the debt renegotiation process carried out by the Company and its main creditors as a consequence of the Company's non-compliance with principal and interest payments, and ii) substantial doubt about the Company's ability to continue as a going concern. As mentioned in Note 9, on May 12, 2006 the Company reached an agreement with those creditors for the restructuring of its financial debt, which resolved those uncertain situations.

  Based on the work done, and on our examinations of the financial statements of the Company for the years ended on December 31, 2005 and 2004, on which we issued our report dated March 8, 2006 containing exceptions due to the circumstances mentioned in paragraphs 3. to 5., we report that:

  with the exception of the matters described in paragraph 4. we are not aware of any material modifications that should be made to the interim financial statements of MetroGAS S.A. as of June 30, 2006 and 2005, and the consolidated interim financial statements of MetroGAS S.A. and its subsidiaries, as mentioned in point 1., for them to be in conformity with accounting principles generally accepted in Argentina;

  the information included for comparative purposes as of December 31, 2005 arise from the audited financial statements of MetroGAS S.A. at that date.

  The accompanying interim financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.

Buenos Aires, Argentina

August 9, 2006

PRICE WATERHOUSE & CO. S.R.L. By (Partner)
Carlos N. Martínez

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2006 AND 2005

Fiscal years No. 15 and 14 commenced January 1, 2006 and 2005

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of June 30, 2006

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of June 30, 2006	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2006 AND 2005

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of June 30, 2006	569,171

METROGAS S.A.

June 30, 2006	December 31, 2005	June 30, 2005
	Thousands of Ps.		
ASSETS			
CURRENT ASSETS			
Cash and deposits in banks (Note 3 a))	152,156	523,784	421,265
Investments (Note 3 b))	152	146	42
Trade receivables, net (Note 3 c))	163,424	129,282	147,881
Other receivables (Note 3 d))	21,710	41,761	19,898
Inventories, net (Note 3 e))	2,684	2,451	2,368
Total current assets	340,126	697,424	591,454
NON-CURRENT ASSETS			
Other receivables (Note 3 f))	78,152	224,218	194,949
Fixed assets, net (Exhibit A)	1,688,710	1,704,104	1,725,038
Total non-current assets	1,766,862	1,928,322	1,919,987
Total assets	2,106,988	2,625,746	2,511,441
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 3 g))	151,551	144,757	131,995
Financial debt (Note 3 h))	91,657	1,673,107	1,549,714
Payroll and social security payable	9,122	9,342	7,479
Taxes payable	36,628	36,099	32,106
Other liabilities	36,966	33,729	33,610
Total debts	325,924	1,897,034	1,754,904
Provision for contingencies (Exhibit E)	4,994	3,315	2,190
Total current liabilities	330,918	1,900,349	1,757,094
NON-CURRENT LIABILITIES			
Accounts payable (Note 5)	21,407	18,122	14,946
Financial debt (Note 3 i))	741,846	-	-
Taxes payable	24,322	26,031	-
Total non-current liabilities	787,575	44,153	14,946
Total liabilities	1,118,493	1,944,502	1,772,040
MINORITY INTEREST	382	92	7
SHAREHOLDERS' EQUITY	988,113	681,152	739,394
Total	2,106,988	2,625,746	2,511,441

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS AS OF JUNE 30, 2006 AND 2005 AND AUDITED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2005

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

June 30,	
	2006	2005
	Thousands of Ps., except for per share information	
Sales (Note 3 j))	427,772	430,052
Operating cost (Exhibit F)	(288,565)	(342,271)
Gross profit	139,207	87,781
Administrative expenses (Exhibit H)	(30,255)	(25,830)
Selling expenses (Exhibit H)	(33,686)	(16,317)
Operating income	75,266	45,634
Financing and holding results generated by assets		
Holding results	103	(411)
Interest income and discounts	9,360	6,464
Exchange gain (loss)	12,987	(11,132)
Financing and holding results generated by liabilities		
Holding results	(6,215)	(4,768)
Interest on commercial operations	(90)	(493)
Interest on financial operations	(50,517)	(54,634)
Restructuring of financial debt result (Note 9 to the primary financial statements)	388,748	-
Discount of long term financial debt result (Note 9 to the primary financial statements)	93,999	-
Exchange (loss) gain	(60,266)	104,980
Others	(2,092)	(762)
Other income, net	1,884	1,720
Minority interest	(290)	5
Income before income tax	462,877	86,603
Income tax (Note 2.5.i))	(155,916)	50
Net income for the period	**306,961**	**86,653**
Basic income per share (Note 2.6.)	**0.54**	**0.15**
Diluted income per share (Note 2.6.)	**0.54**	**0.15**

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

June 30,	
	2006	2005
	Thousands of Ps.	
Cash flow from operating activities		
Net income for the period	306,961	86,653
Interest expense accrued during the period	50,517	54,634
Income tax accrued during the period	155,916	(50)
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	290	(5)
Depreciation of fixed assets	35,922	52,948
Net book value of fixed assets retired	881	966
Allowance for doubtful accounts	1,276	-
Allowance for inventory obsolescence	5	396
Contingencies reserve	1,679	266
Materials consumed	960	906
Holding results	6,215	4,768
Exchange differences	60,116	(104,980)
Restructuring of financial debt result	(388,748)	-
Discount of long term financial debt result	(93,999)	-
Changes in assets and liabilities		
Trade receivables	(35,418)	(53,582)
Other receivables	(12,478)	(17,950)
Inventories	(1,198)	(809)
Accounts payable	(2,357)	43,636
Payroll and social security payable	(220)	(270)
Taxes payable	1,667	10,149
Other liabilities	3,067	1,585
Interest payable and other	(9,792)	(2,701)
Minimum notional income tax paid for the period	(5,968)	(5,811)
Net cash provided by operating activities	75,294	70,749
Cash flow used in investing activities		
Increase in fixed assets	(20,641)	(18,592)
Net cash used in investing activities	(20,641)	(18,592)
Cash flow (used in) provided by financing activities		
Cash contributions of minority shareholders	-	10
Payment of loans	(336,096)	-
Interest paid	(90,179)	-
Net cash (used in) provided by financing activities	(426,275)	10
(Decrease) increase in cash and cash equivalents	(371,622)	52,167
Cash and cash equivalents at the beginning of the year	523,930	369,140
Cash and cash equivalents at the end of the period	152,308	421,307

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock (Note 8 to the primary financial statements), the Company has consolidated its balance sheets line by line as of June 30, 2006, December 31, 2005 and June 30, 2005 as well as its statements of income and cash flows for the period ended on June 30, 2006 and 2005 with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The unaudited consolidated interim financial statements includes assets, liabilities and results of the following controlled company:
	Percentage participation on
Issuing company	Capital	Votes
MetroENERGÍA S.A.	95	95

NOTE 2 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its unaudited consolidated interim financial statements, which were applied consistently with those for the previous year.

2.1. Preparation and presentation of unaudited consolidated interim financial statements

The unaudited consolidated interim financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV").

The consolidated interim financial statements for the six months ended June 30, 2006 and 2005 have been subject to limited reviews. Management estimates that consolidated interim financial statements for the six months ended June 30, 2006 and 2005 include all the necessary adjustments to fairly present the results of each period. The results for the six months ended June 30, 2006 and 2005 do not necessarily reflect the proportion of the Company's results for the full years.

Within the framework of the statement of consents made on July 8, 2004 by FACPCE and CPCECABA - which states that in the parties' opinion it would be important to unify technical standards - on August 10, 2005 CPCECABA issued Resolution CD 93/05, through which it adopted the accounting standards approved by FACPCE including amendments thereto as at April 1, 2005.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

The adoption of the mentioned standards came into effect for the fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006. Also, the CNV has adopted the mentioned standards with certain amendments, establishing its applicability for fiscal years started as from January 1, 2006, too.

The main modifications introduced by the new accounting standards are the following:

  The accounting standards in force as of the previous fiscal year, to determine if there is a valuation allowance of assets, required the book value of the asset to be compared to the cash flow that it itself will generate at nominal value. The recently adopted standards demand such comparison to be made with the cash flow at present values.

  The accounting standards in force as of the previous fiscal year admitted, under certain circumstances, some receivables and liabilities to be valuated at discounted values taking into account the interest rate from the Banco de la Nación Argentina applicable to Unrestricted Saving Accounts. This possibility is not admitted by the new accounting standards, which require, a market rate to be generally applied, and as an exception, other receivables and liabilities to be valuated at nominal value under certain circumstances.

  The Company, in accordance to the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets. As a consequence, supplementary information is included in notes.

Modifications introduced by the process of unification of accounting standards have not generated significant effects on the consolidated interim financial statements of the Company.

2.2. Accounting estimates

The preparation of unaudited consolidated interim financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the unaudited consolidated interim financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual future results might differ from estimates and evaluations made at the date of preparation of these unaudited consolidated interim financial statements.

2.3. Recognition of the effects of inflation

The unaudited consolidated interim financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the unaudited consolidated interim financial statements as of June 30, 2006.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

2.4. Comparative information

Balances as of December 31 and June 30, 2005, and for the six months ended June 30, 2005 disclosed in these unaudited consolidated interim financial statements for comparative purposes, result from the financial statements as of such dates.

In accordance with professional accounting standards, the Company shows the information included in the unaudited consolidated interim balance sheet as of June 30, 2006 in comparative format with that as of December 31 and June 30, 2005, since it is engaged in seasonal activities.

Certain amounts in the unaudited consolidated interim financial statements for the six months ended on June 30, 2005 and for the year ended on December 31, 2005 were reclassified for presentation on a comparative basis with those for the current period.

2.5. Valuation criteria

a) Cash and deposits in banks

Cash on hand has been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

Units in common investment funds were valued at their market value at the end of the period.

Saving accounts deposits were valued at their nominal value plus interest accrued at the end of the period.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Trade receivables include accrued services pending billing at period-end. Such unbilled revenues include Ps. 6.5 million for the period July-December of 2005 and Ps. 1.9 million for the period January-February of 2006, corresponding to the update of the tariffs according to the new Tariffs Framework approved, on a temporary basis, on March 21, 2006, by the National Gas Regulatory Authority ("ENARGAS") by means of Resolution No. 3,462, with retroactive effect as from July 1, 2005.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption and/or additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund within accounts payable corresponds to the collected amounts, pending of deposit.

The controlled company, MetroENERGÍA, trades, on behalf of producers, natural gas with third buying parties, receiving a fee included under the line headed Sales in the Statements of Income. Trade receivables and accounts payable generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts corresponding to Negotiable Obligations Series 1 and 2 were valued based on the amounts payables discounted using the market interest rate that reflects at the initial moment of the transaction the evaluation over the time value of the money and the specifics risks of the debt.

Financial debts corresponding to Negotiable Obligations Series A and B were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through period-end where applicable. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

As from the unification of the accounting standards (Note 2.1.) the existing discrepancy between the CPCECABA and the CNV related to the discount of the deferred income tax assets disappears, valuing such assets at their nominal value.

Other receivables not payable in cash (recorded under "take-or-pay receivable") were valued at the replacement cost of the goods or services receivable at the end of the period.

g) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at the end of each period.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 2.3. to unaudited consolidated interim financial statements has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 2.3. to unaudited consolidated interim financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 2.3.

The Company capitalizes net costs generated by financing with third party capital of works construction that take place over extended periods, until their start up and the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the six months ended June 30, 2006 and 2005 amounted to Ps. 2,036 thousand and Ps. 2,329 thousand, respectively, and for the year ended December 31, 2005 amounted to Ps. 5,988 thousand.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 2.3. to unaudited consolidated interim financial statements.

Net value of these assets does not exceed its economic utilization value at the end of the period.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

i) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by tax loss carry forward. Deferred tax liability is mainly generated by: i) temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items and ii) discount of financial debt, valued at their nominal value in accordance with tax purposes.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these unaudited consolidated interim financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Financial debt	Other	Valuation allowance	Total
	Thousands of Ps.
Balances as of December 31, 2005	287,820	8,586	10,698	22,408	(169,840)	159,672
Movements of the period	(127,619)	2,813	(10,698)	(4,852)	13,692	126,664
Balances as of June 30, 2006	160,201	11,399	-	17,556	(156,148)	33,008

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2005	(10,529)	-	(6,952)	(17,481)
Movements of the period	(45)	(32,900)	6,814	(26,131)
Balances as of June 30, 2006	(10,574)	(32,900)	(138)	(43,612)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company at June 30, 2006 amount to Ps. 160,201 thousand at the end of the period and Ps. 287,820 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, Ps. 130,306 thousand expiring in 2007 and Ps. 29,895 thousand expiring in 2009.

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 156,148 thousand at the end of the period and Ps. 169,840 thousand at the beginning of the year.

Net deferred liabilities at the end of the period derived from the information included in the preceding tables amount to Ps. 10,604 thousand and net deferred assets at the beginning of the year amount to Ps. 142,191 thousand.

Below is the reconciliation between income tax expensed and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

	June 30,
	2006	2005
	Thousands of Ps.
Income tax expense over pre-tax income	162,007	30,311
Permanent differences
Restatement into constant currency	7,151	8,084
Non deductible expenses and non- computable income	450	4,505
Valuation allowance on deferred income tax assets	(13,692)	(42,950)
Total income tax charged in results	155,916	(50)

Below is the reconciliation between income tax expensed and the income tax determined for fiscal purpose:
	June 30,
	2006	2005
	Thousands of Ps.
Income tax determined for fiscal purpose	130,740	34,099
Temporary differences	(38,868)	8,801
Valuation allowance on deferred income tax assets	(13,692)	(42,950)
Total income tax charged in results	155,916	(50)

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liability been recognized in this item, its value would amount to Ps. 315 million and Ps. 322 million, at nominal values, at the close and beginning of the period, respectively. The difference of Ps. 7 million would have impacted in the result of the period. It is estimated that these liabilities will be reverted by approximately Ps. 12 million per year.

j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

The Company has recognized minimum notional income tax accrued during the period and paid in previous years as a credit, since it estimates that it could be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables and could be computable as a down payment of income tax expiring between the years 2012 and 2016.

k) Severance pay

Severance payments made to employees are expensed as incurred.

l) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

m) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these unaudited consolidated interim financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the unaudited consolidated interim financial statements.

n) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 2.3. to the unaudited consolidated interim financial statements.

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

o) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period. Volumes delivered were determined based on gas volumes purchased and other data.

p) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 2.3. to unaudited consolidated interim financial statements.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

2.6. Basic and diluted income per share

Basic and diluted income per share is calculated based on weighted average shares at June 30, 2006 and 2005, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

2.7. Information by segment

The Company mainly operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying unaudited consolidated interim financial statements are as follows:

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE UNAUDITED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS (Contd.)

June 30, 2006	December 31, 2005	June 30, 2005
	Thousands of Ps.		
Liabilities			
Current liabilities			
g) Accounts payable			
Gas and transportation	72,191	71,834	81,296
Other purchases and services	20,609	19,913	14,151
Related companies (Note 5)	32,293	22,551	32,210
Payables from sales on behalf third parties	11,285	18,416	-
PURE	9,642	9,635	3,288
Transportation Trust Fund	5,531	2,408	1,050
	151,551	144,757	131,995
h) Financial debt			
Overdrafts with foreign financial institutions (Exhibit G)	-	151,600	144,350
Overdrafts with Argentine financial institutions	-	75,672	71,712
Negotiable bonds (face value) (Exhibit G)	70,487	1,090,126	1,045,990
Interest and other expenses payable to foreign financial institutions (Exhibit G)	21,170	336,009	271,885
Interest and other expenses payable to Argentine financial institutions	-	19,700	15,777
	91,657	1,673,107	1,549,714
Non-current liabilities			
i) Financial debt (Note 9 to the primary financial statements)			
Negotiable bonds (face value) (Exhibit G)	835,845	-	-
Negotiable bonds (fair value discount)	(93,999)	-	-
	741,846	-	-
Statements of Income			
j) Sales			
Gas sales	309,424		360,508
Transportation and distribution services	92,849		58,154
Processed natural gas sales	22,117		11,390
Selling commission	3,382		-
	427,772		430,052

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

As of June 30, 2006 and 2005 investments include "BODEN" bearing interest at an annual rate of 1.06%. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nación Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

The receivable corresponding to change in turnover tax in the Province of Buenos Aires accrued interest at an annual 9.5% rate until December 31, 2005, in accordance with the ENARGAS and considering recovery term of such credit. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9 to the primary financial statements and Taxes payable in relation to the Occupancy of public space levy payment facilitation plan. Certain payables accrue CER adjustment clause.

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of June 30, 2006, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These unaudited consolidated interim financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of June 30, 2006, December 31, 2005 and June 30, 2005 from transactions with related companies are as follows:

EXHIBIT A

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND 2005

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION (1)					NET BOOK VALUE 06-30-06
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE PERIOD: ANNUAL RATE	FOR THE PERIOD: AMOUNT (2)	ACCUMULATED AT END OF PERIOD	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,564	-	-	-	75,564	18,390	-	2%	804	19,194	56,370
High pressure mains	263,466	-	5,024	-	268,490	134,702	1,822	2.22% to 10%	4,984	141,508	126,982
Medium and low pressure mains	1,479,371	-	(5,024)	(586)	1,473,761	379,755	(1,978)	1.19% to 10%	17,169	394,946	1,078,815
Pressure regulating stations	57,695	-	79	-	57,774	28,801	-	4% to 12.5%	946	29,747	28,027
Consumption measurement installations	326,342	-	808	(259)	326,891	92,046	(95)	2.85% to 5%	5,892	97,843	229,048
Other technical installations	46,930	-	-	-	46,930	29,909	-	6.67%	1,457	31,366	15,564
Machinery, equipment and tools	26,140	-	99	-	26,239	23,545	-	6.67% to 20%	415	23,960	2,279
Computer and telecommunications equipment	150,556	-	365	(18)	150,903	135,557	(18)	5% to 50%	3,675	139,214	11,689
Vehicles	10,035	-	-	-	10,035	9,445	-	10% to 20%	77	9,522	513
Furniture and fixtures	5,453	-	3	-	5,456	5,399	-	10% to 20%	5	5,404	52
Materials	4,345	6,671	(3,603)	(114)	7,299	-	-	-	-	-	7,299
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	56,809	14,135	2,278	-	73,222	-	-	-	-	-	73,222
Advances to fixed assets suppliers	176	433	(609)	-	-	-	-	-	-	-	-
Subtotal	2,520,597	21,239	(580)	(977)	2,540,279	857,549	(269)	-	35,424	892,704	1,647,575
Distribution network extensions constructed by third parties	54,040	-	841	(4)	54,877	8,570	(1)	1.82% to 2.38%	531	9,100	45,777
Offsetting item for distribution network extensions	(2,807)	-	(261)	-	(3,068)	(137)	-	2% to 2.38%	(33)	(170)	(2,898)
Allowance for obsolescence of materials (Exhibit E)	(1,744)	-	-	-	(1,744)	-	-	-	-	-	(1,744)
Total as of June 30, 2006	2,570,086	21,239	-	(981)	2,590,344	865,982	(270)	-	35,922	901,634	1,688,710
Total as of December 31, 2005	2,582,083	45,794	-	(57,791)	2,570,086	822,044	(46,562)	-	90,500	865,982	1,704,104
Total as of June 30, 2005	2,582,083	18,830	-	(1,352)	2,599,561	822,044	(469)	-	52,948	874,523	1,725,038

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

EXHIBIT D

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND 2005

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

CURRENT INVESTMENTS

EXHIBIT E

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND 2005

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

ALLOWANCES

MAIN ACCOUNT	June 30, 2006				December 31, 2005	June 30, 2005
	BALANCE AT BEGINNING OF YEAR	INCREASE		BALANCE AT END OF THE PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF THE PERIOD
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts	32,739	1,276	(1)	34,015	32,739	60,459
For obsolescence of materials						
Inventories	981	5	(3)	986	981	936
Fixed assets	1,744	-		1,744	1,744	1,744
Valuation allowance for fixed assets	-	-		-	-	10,784
Valuation allowance on deferred income tax assets	169,840	(13,692)	(2)	156,148	169,840	153,262
Total	205,304	(12,411)		192,893	205,304	227,185
Included in the liabilities						
Contingencies reserve	3,315	1,679	(1)	4,994	3,315	2,190
Total	3,315	1,679		4,994	3,315	2,190

Notes:
(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Income tax (Note 2.5.i)).
(3) Charged in results in the line Sundry materials of Exhibit H.

EXHIBIT F

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

OPERATING COST

EXHIBIT G

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND 2005

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

FOREIGN CURRENCY ASSETS AND LIABILITIES

MAIN ACCOUNT	June 30, 2006				December 31, 2005			June 30, 2005		
	FOREIGN CURRENCY AND AMOUNT		EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT		BOOK VALUE	FOREIGN CURRENCY AND AMOUNT		BOOK VALUE
	Thousands			Thousands of Ps.	Thousands		Thousands of Ps.	Thousands		Thousands of Ps.
ASSETS										
CURRENT ASSETS										
Cash and banks										
Cash	US$	6	3.0460	19	US$	6	19	US$	5	14
	LBE	2	5.6238	11	LBE	4	21	LBE	5	26
	Euros	2	3.8916	8	Euros	3	10	Euros	3	10
	Real	4	1.2610	5	Real	3	4	Real	3	3
	Canadian dollars	1	2.7222	3	Canadian dollars	-	-	Canadian dollars	-	-
Banks	US$	7,962	3.0460	24,253	US$	121,449	363,375	US$	127,846	363,978
	Euros	20,136	3.8916	78,361	Euros	20,167	71,376	Euros	-	-
Trade receivables	US$	9,331	3.0460	28,421	US$	8,730	26,120	U$S	-	-
Other receivables	US$	114	3.0460	348	US$	344	1,029	U$S	152	433
Total Current Assets				131,429			461,954			364,464
TOTAL ASSETS				131,429			461,954			364,464
LIABILITIES										
CURRENT LIABILITIES										
Accounts payable	US$	6,167	3.0860	19,032	US$	5,412	16,408	U$S	36	104
Financial debts										
Overdrafts with foreign financial institutions	US$	-	3.0860	-	US$	50,000	151,600	U$S	50,000	144,350
Negotiable bonds (face value)	US$	5,289	3.0860	16,322	US$	230,000	697,360	U$S	230,000	664,010
	Euros	13,737	3.9430	54,165	Euros	109,500	392,766	Euro	109,500	381,980
Interest and other expenses payable to foreign financial institutions	US$	1,995	3.0860	6,155	US$	79,692	241,626	U$S	67,259	194,178
	Euros	3,808	3.9430	15,015	Euros	26,313	94,383	Euro	22,276	77,707
Total Current Liabilities				110,689			1,594,143			1,462,329
NON-CURRENT LIABILITIES										
Financial debts										
Negotiable bonds (face value)	US$	237,541	3.0860	733,050	US$		-	US$	-	-
	Euros	26,070	3.9430	102,795	Euros		-	Euros	-	-
Total Non-Current Liabilities				835,845			-		-	-
TOTAL LIABILITIES				946,534			1,594,143			1,462,329

US$: United States Dollars

LBE: Pounds Sterling

EXHIBIT H

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

EXPENSES INCURRED

MAIN ACCOUNT	June 30, 2006						June 30, 2005
		OPERATING EXPENSES					
	FIXED ASSETS EXPENSES	GAS SALES	PROCESSED NATURAL GAS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
	Thousands of Ps.						
Payroll and other employees benefits	790	9,716	-	10,216	8,966	29,688	23,795
Social security contributions	305	2,731	-	2,204	2,462	7,702	6,091
Directors´and members of Surveillance committee fee	-	-	-	273	-	273	116
Fees for professional services	-	154	-	2,582	126	2,862	1,792
Technical operator's fees	-	2,750	-	-	-	2,750	2,462
Sundry materials	-	1,128	-	-	-	1,128	1,407
Fees for sundry services	161	2,208	-	371	2,264	5,004	3,535
Postage, telephone and fax	-	168	-	458	1,689	2,315	1,989
Leases	-	34	-	736	291	1,061	1,068
Transportation and freight charges	-	-	-	139	-	139	127
Office materials	-	257	-	570	35	862	646
Travelling expenses	-	135	-	217	55	407	343
Insurance premium	-	-	-	1,171	3	1,174	1,395
Fixed assets maintenance	-	3,964	-	2,303	47	6,314	5,056
Fixed assets depreciation	-	31,496	-	4,426	-	35,922	52,948
Taxes, rates and contributions	-	649	22	1,866	14,058	16,595	16,432
Publicity	-	-	-	-	243	243	382
Doubtful accounts	-	-	-	-	1,276	1,276	(13,493)
Bank expenses and commissions	-	-	-	31	2,089	2,120	2,095
Interest on financial operations	598	-	-	-	-	598	544
Contingencies reserve	-	-	-	1,679	-	1,679	266
Others	182	622	-	1,013	82	1,899	2,782
Total as of June 30, 2006	2,036	56,012	22	30,255	33,686	122,011	111,778

Total as of June 30, 2005	2,329	67,279	23	25,830	16,317	111,778

METROGAS S.A.

UNAUDITED INTERIM BALANCE SHEETS AS OF JUNE 30, 2006 AND 2005

AND AUDITED BALANCE SHEET AS OF DECEMBER 31, 2005

June 30, 2006	December 31, 2005	June 30, 2005
	Thousands of Ps.		
ASSETS			
CURRENT ASSETS			
Cash and deposits in banks (Note 4 a))	132,896	502,513	421,074
Investments (Note 4 b))	49	45	42
Trade receivables, net (Note 4 c))	138,471	99,132	147,881
Other receivables (Note 4 d))	21,860	41,448	19,878
Inventories, net (Note 4 e))	2,684	2,451	2,368
Total current assets	295,960	645,589	591,243
NON-CURRENT ASSETS			
Other receivables (Note 4 f))	77,728	223,813	194,949
Investments (Exhibit C)	7,263	1,749	130
Fixed assets, net (Exhibit A)	1,688,710	1,704,104	1,725,038
Total non-current assets	1,773,701	1,929,666	1,920,117
Total assets	2,069,661	2,575,255	2,511,360
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 4 g))	117,832	95,293	131,885
Financial debt (Note 4 h))	91,657	1,673,107	1,549,714
Payroll and social security payable	9,097	9,340	7,479
Taxes payable	35,387	35,119	32,106
Other liabilities	35,006	33,776	33,646
Total debts	288,979	1,846,635	1,754,830
Provision for contingencies (Exhibit E)	4,994	3,315	2,190
Total current liabilities	293,973	1,849,950	1,757,020
NON-CURRENT LIABILITIES			
Accounts payable (Note 6)	21,407	18,122	14,946
Financial debt (Note 4 i))	741,846	-	-
Taxes payable	24,322	26,031	-
Total non-current liabilities	787,575	44,153	14,946
Total liabilities	1,081,548	1,894,103	1,771,966
SHAREHOLDERS' EQUITY (as per related statements)	988,113	681,152	739,394
Total	2,069,661	2,575,255	2,511,360

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

June 30,	
	2006	2005
	Thousands of Ps., except for per share information	
Sales (Note 4 j))	371,081	430,052
Operating cost (Exhibit F)	(245,403)	(342,271)
Gross profit	125,678	87,781
Administrative expenses (Exhibit H)	(30,127)	(25,812)
Selling expenses (Exhibit H)	(31,600)	(16,217)
Operating income	63,951	45,752
Equity in incomes of affiliate	5,514	(88)
Financing and holding results generated by assets		
Holding results	100	(411)
Interest income and discounts	9,345	6,464
Exchange gain (loss)	12,735	(11,132)
Financing and holding results generated by liabilities		
Holding results	(6,215)	(4,768)
Interest on commercial operations	(74)	(493)
Interest on financial operations	(50,517)	(54,634)
Restructuring of financial debt result (Note 9)	388,748	-
Discount of long term financial debt result (Note 9)	93,999	-
Exchange (loss) gain	(60,116)	104,980
Others	(213)	(761)
Other income, net	2,499	1,744
Income before income tax	459,756	86,653
Income tax (Note 3.5.j))	(152,795)	-
Net income for the period	**306,961**	**86,653**
Basic income per share (Note 3.6.)	**0.54**	**0.15**
Diluted income per share (Note 3.6.)	**0.54**	**0.15**

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

June 30, 2006	June 30, 2005
	Thousands of Ps.	
Cash flow from operating activities		
Net income for the period	306,961	86,653
Interest expense accrued during the period	50,517	54,634
Income tax accrued during the period	152,795	-
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in incomes of affiliate	(5,514)	88
Depreciation of fixed assets	35,922	52,948
Net book value of fixed assets retired	881	966
Allowance for doubtful accounts	1,276	-
Allowance for inventory obsolescence	5	396
Contingencies reserve	1,679	266
Materials consumed	960	906
Holding results	6,215	4,768
Exchange differences	60,116	(104,980)
Restructuring of financial debt result	(388,748)	-
Discount of long term financial debt result	(93,999)	-
Changes in assets and liabilities		
Trade receivables	(40,615)	(53,582)
Other receivables	(12,922)	(17,982)
Inventories	(1,198)	(809)
Accounts payable	13,388	43,526
Payroll and social security payable	(243)	(270)
Taxes payable	4,527	10,149
Other liabilities	1,060	1,585
Interest payable and other	(9,792)	(2,701)
Minimum notional income tax paid for the period	(5,968)	(5,811)
Net cash provided by operating activities	77,303	70,750
Cash flow used in investing activities		
Increase in fixed assets	(20,641)	(18,592)
Acquisition of MetroENERGÍA S.A. common stock	-	(182)
Net cash used in investing activities	(20,641)	(18,774)
Cash used in financing activities		
Payment of loans	(336,096)	-
Interest paid	(90,179)	-
Net cash used in financing activities	(426,275)	-
(Decrease) increase in cash and cash equivalents	(369,613)	51,976
Cash and cash equivalents at the beginning of the year	502,558	369,140
Cash and cash equivalents at the end of the period	132,945	421,116

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Notes 2 and 8, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS

2.1 General Considerations

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far.

The most important mentioned measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

2.2. License renegotiation process

As part of the mentioned measures, on January 9, 2002, was enacted Law No. 25,561 Public Emergency Law ("Emergency Law"), rule that was complemented with other Laws, decrees and regulations issued by different Government organism. This group of rules have implied for MetroGAS a substantial change in terms of the License and its relation with the National Government, modifying the program of tariff reward accorded in the Law No. 24.076 (or "Gas Act") and its complementary regulations.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS (Contd.)

The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) company profitability. The evolution of tariffs renegotiation with the Government is described in Note 8.

2.3. Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law contains provisions governing contracts between private parties existing as of its effective date, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, it provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order to settle an equitable result. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

The Company is a party to a number of such contracts, the most material of which are for the gas purchase of natural gas and are essential to permit the Company to serve its customers. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices abovementioned and the renegotiation of most of the contracts agreed with the Company's gas suppliers, subject to the continuous compliance by the National Government with all the obligations it has assumed, gas producers with whom there have been renegotiations would commit themselves to suspend actions and/or procedures brought against the Gas Distributors for claims resulting from the abovementioned law, which suspension would become a final waiver on December 31, 2006.

2.4. Financial debt restructuring process

Due to the significant adverse changes occurred in Argentina ending year 2001, on March 25, 2002 MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness.

After negotiations held during these years, on November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE Under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. The evolution of the renegotiation carried out by the Company with its financial creditors is described in Note 9.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its unaudited interim financial statements, which were applied consistently with those for the previous year.

3.1. Preparation and presentation of unaudited interim financial statements

The unaudited interim financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions issued by the CNV.

The interim financial statements for the six months ended June 30, 2006 and 2005 have been subject to limited reviews. Management estimates that they include all the necessary adjustments to fairly present the results of each period. The results for the six months ended June 30, 2006 and 2005 do not necessarily reflect the proportion of the Company's results for the full years.

Within the framework of the statement of consents made on July 8, 2004 by FACPCE and CPCECABA - which states that in the parties' opinion it would be important to unify technical standards - on August 10, 2005 CPCECABA issued Resolution CD 93/05, through which it adopted the accounting standards approved by FACPCE including amendments thereto as at April 1, 2005.

The adoption of the mentioned standards came into effect for the fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006. Also, the CNV has adopted the mentioned standards with certain amendments, establishing its applicability for fiscal years started as from January 1, 2006, too.

The main modifications introduced by the new accounting standards are the following:

  The accounting standards in force as of the previous fiscal year, to determine if there is a valuation allowance of assets, required the book value of the asset to be compared to the cash flow that it itself will generate at nominal value. The recently adopted standards demand such comparison to be made with the cash flow at present values.

  The accounting standards in force as of the previous fiscal year admitted, under certain circumstances, some receivables and liabilities to be valuated at discounted values taking into account the interest rate from the Banco de la Nación Argentina applicable to Unrestricted Saving Accounts. This possibility is not admitted by the new accounting standards, which require, a market rate to be generally applied, and as an exception, other receivables and liabilities to be valuated at nominal value under certain circumstances.

  The Company, in accordance to the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets. As a consequence, supplementary information is included in notes.

Modifications introduced by the process of unification of accounting standards have not generated significant effects on the interim financial statements of the Company.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.2. Accounting estimates

The preparation of interim financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the interim financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and provision for contingencies. Actual future results might differ from estimates and evaluations made at the date of preparation of these interim financial statements.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the unaudited consolidated interim financial statements as of June 30, 2006.

The rate used for restatement of items was the IPM published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of December 31 and June 30, 2005, and for the six months ended June 30, 2005 disclosed in these interim financial statements for comparative purposes, result from the financial statements as of such dates.

In accordance with professional accounting standards, the Company shows the information included in the interim balance sheet as of June 30, 2006 in comparative format with that as of December 31 and June 30, 2005, since it is engaged in seasonal activities.

Certain amounts in the interim financial statements for the six months ended on June 30, 2005 and for the year ended on December 31, 2005 were reclassified for presentation on a comparative basis with those for the current period.

3.5. Valuation criteria

a) Cash and deposits in banks

Cash on hand has been recorded at its nominal value.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

Saving accounts deposits were valued at their nominal value plus interest accrued at the end of the period.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end. Such unbilled revenues include Ps. 6.5 million for the period July-December of 2005 and Ps. 1.9 million for the period January-February of 2006, corresponding to the update of the tariffs according to the new Tariffs Framework approved, on a temporary basis, on March 21, 2006, by the ENARGAS by means of Resolution No. 3,462, with retroactive effect as from July 1, 2005.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption and/or additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund within accounts payable corresponds to the collected amounts, pending of deposit.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

e) Financial debt

Financial debts corresponding to Negotiable Obligations Series 1 and 2 were valued based on the amounts payables discounted using the market interest rate that reflects at the initial moment of the transaction the evaluation over the time value of the money and the specifics risks of the debt.

Financial debts corresponding to Negotiable Obligations Series A and B were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through period-end where applicable. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

As from the unification of the accounting standards (Note 3.1) the existing discrepancy between the CPCECABA and the CNV related to the discount of the deferred income tax assets disappears, valuing such asset at their nominal value.

Other receivables not payable in cash (recorded under "take-or-pay receivable") were valued at the replacement cost of the goods or services receivable at the end of the period.

g) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at the end of each period.

h) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of June 30, 2006 issued by the company.

The accounting standards used by MetroENERGÍA for preparing its financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the period.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

i) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes net costs generated by financing with third party capital of works construction that take place over extended periods, until their start up and the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the six months ended June 30, 2006 and 2005 amounted to Ps. 2,036 thousand and Ps. 2,329 thousand, respectively, and for the year ended December 31, 2005 amounted to Ps. 5,988 thousand.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of these assets does not exceed its economic utilization value at the end of the period.

j) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by tax loss carry forward. Deferred tax liability is mainly generated by: i) temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items and ii) discount of financial debt, valued at their nominal value accordingly tax purposes.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these interim financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Financial debt	Other	Valuation allowance	Total
	Thousands of Ps.
Balances as of December 31, 2005	287,820	8,586	10,698	22,408	(169,840)	159,672
Movements of the period	(127,619)	2,813	(10,698)	(4,852)	13,692	(126,664)
Balances as of June 30, 2006	160,201	11,399	-	17,556	(156,148)	33,008

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2005	(10,529)	-	(6,952)	(17,481)
Movements of the period	(45)	(32,900)	6,814	(26,131)
Balances as of June 30, 2006	(10,574)	(32,900)	(138)	(43,612)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company at June 30, 2006 amount to Ps. 160,201 thousand at the end of the period and Ps. 287,820 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, Ps. 130,306 thousand expiring in 2007 and Ps. 29,895 thousand expiring in 2009.

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 156,148 thousand at the end of the period and Ps. 169,840 thousand at the beginning of the year.

Net deferred liabilities at the end of the period derived from the information included in the preceding tables amount to Ps. 10,604 thousand and net deferred assets at the beginning of the year amount to Ps. 142,191 thousand.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Below is the reconciliation between income tax expensed and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

	June 30,
	2006	2005
	Thousands of Ps.
Income tax expense calculated over pre-tax income	160,915	30,329
Permanent differences
Restatement into constant currency	7,151	8,084
Non deductible expenses and non- computable income	(1,579)	4,537
Valuation allowance on deferred income tax assets	(13,692)	(42,950)
Total income tax charged in results	152,795	-

Below is the reconciliation between income tax expensed and the income tax determined for fiscal purpose:
	June 30,
	2006	2005
	Thousands of Ps.
Income tax determined for fiscal purpose	127,619	34,149
Temporary differences	38,868	8,801
Valuation allowance on deferred income tax assets	(13,692)	(42,950)
Total income tax charged in results	152,795	-

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liabilities been recognized in this item, this value would amount to Ps. 315 million and Ps. 322 million, at nominal values, at the close and beginning of the period, respectively. The difference of Ps. 7 million would have impacted in the result of the period. It is estimated that these liabilities will be reverted by approximately Ps. 12 million per year.

k) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the period and paid in previous years as a credit, since it estimates that it could be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables and could be computable as a down payment of income tax expiring between the years 2012 and 2016.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

l) Severance pay

Severance payments made to employees are expensed as incurred.

m) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

n) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these interim financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the interim financial statements.

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period. Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted income per share

Basic and diluted income per share is calculated based on weighted average shares at June 30, 2006 and 2005, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE INTERIM FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying interim financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE INTERIM FINANCIAL STATEMENTS (Contd.)

June 30, 2006	December 31, 2005	June 30, 2005
	Thousands of Ps.		
Liabilities			
Current liabilities			
g) Accounts payable			
Gas and transportation	61,842	52,992	81,296
Other purchases and services	20,077	19,823	14,041
Related companies (Note 6)	20,740	10,435	32,210
PURE	9,642	9,635	3,288
Transportation Trust Fund	5,531	2,408	1,050
	117,832	95,293	131,885
h) Financial debt (Note 9)			
Overdrafts with foreign financial institutions (Exhibit G)	-	151,600	144,350
Overdrafts with Argentine financial institutions	-	75,672	71,712
Negotiable bonds (face value) (Exhibit G)	70,487	1,090,126	1,045,990
Interest and other expenses payable to foreign financial institutions (Exhibit G)	21,170	336,009	271,885
Interest and other expenses payable to Argentine financial institutions	-	19,700	15,777
	91,657	1,673,107	1,549,714
Non-current liabilities			
i) Financial debt (Note 9)			
Negotiable bonds (face value) (Exhibit G)	835,845	-	-
Negotiable bonds (fair value discount)	(93,999)	-	-
	741,846	-	-
Statements of income			
j) Sales			
Gas sales	251,421		360,508
Transportation and distribution services	97,543		58,154
Processed natural gas sales	22,117		11,390
	371,081		430,052

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

As of June 30, 2006 and 2005 investments include "BODEN" bearing interest at an annual rate of 1.06%. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nación Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

The receivable corresponding to change in turnover tax in the Province of Buenos Aires accrued interest at an annual 9.5% rate until December 31, 2005, in accordance with the ENARGAS and considering recovery term of such credit. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9 and Taxes payable corresponding to Occupancy of public space levy payment facilitation plan (Note 15.4.2). Certain payables accrue CER adjustment clause.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of June 30, 2006, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively. MetroGAS renders certain services to MetroENERGÍA.

These unaudited interim financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

  Rendering of services and sales of gas and transportation to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of June 30, 2006, December 31, 2005 and June 30, 2005 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The natural gas distribution system is regulated by the Gas Act, which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

The tariff formula is subject to adjustment as from December 31, 1997, and thereafter every five years, according to criteria established by ENARGAS. The ratemaking methodology contemplated by the Gas Act and the License is the so-called "price cap with periodic review" methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

In addition, the Company's tariffs are subject to semi-annual adjustments as a result of changes in the US PPI and other factors and periodic adjustments in the Company's costs of purchasing and transporting gas.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

8.2. "K" Investment Factor

Under the tariff tables effective from July 1, 1998 to July 1, 2001, ENARGAS reported the Company's compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the "K" Investment Factor. However, the Company has requested ENARGAS, to reconsider the procedure regarding the application, of the "K" Investment Factor, maintaining that ENARGAS did not apply the "K" Investment Factor to homogeneous distribution margins as stated when originally determined.

8.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten months beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

On August 4, 2000, Executive Order No. 669/00 was issued by the Government, confirming the terms of this agreement.

With reference to proceedings brought by the Ombudsman, on August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669/00, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

As a result of (i) the Argentine financial crisis (Note 2), which limited the ability of the Federal Government to honor its obligations as well as its access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, the resolution of which, as of the date of issuance of these unaudited interim financial statements is pending.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4. Tariff renegotiation

On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (the "Renegotiation Committee").

The License renegotiation process started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation approved by the EM. On April 9 and 16, 2002, MetroGAS filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company's and its investors' rights. On April 17, 2002, MetroGAS made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative a copy of the documentation filed by the licensee companies, and allows him to participate in the meetings in which technical matters are discussed. The EM has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by a licensee outside the renegotiation process will result in automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Resolution No. 308/02, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the EM to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged the Executive Order by appropriate proceedings.

Executive Order No. 1,834 was published on September 17, 2002 and is valid through the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by or against a public utility company involved in the renegotiation process shall not lead to termination of their licenses notwithstanding contrary provisions of such licenses.

The EM convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Furthermore, the National Gas Regulatory Authority ("ENARGAS") summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Both hearings were not held because they were temporarily enjoined at the request of the Ombudsman of the Autonomous City of Buenos Aires and certain consumer organizations.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Through Executive Orders No. 2,437/02 and No. 146/03 the Government provided for the temporary readjustment of gas and electricity rates. However, through injunctions brought by the Ombudsman of the Autonomous City of Buenos Aires, the National Ombudsman and consumer associations, the suspension of the effects of Executive Orders No. 2,437/02 and No. 146/03 was ordered.

In March 2003, MetroGAS requested the EM, in his capacity as President of the Renegotiation Committee, to continue and complete stage III established in Resolution EM No. 20/2002. The Minister of Economy responded to MetroGAS' note by confirming that the renegotiation process was still in progress.

The Government through Decree No. 311/03 created a Unit of Renegotiation and Public Services Analysis (the "Unit" or "UNIREN") within the EM and the Ministry of Federal Planning Public Investment and Service ("MPFIPS"). Its mission is to advice the Government in the renegotiation process of public utility contracts pursuant to the Emergency Law.

The UNIREN is authorized to sign full or partial agreements for the renegotiation of contracts with licensees for subsequent approval by the Executive Branch, submit projects associated to possible temporary rate adjustments, make recommendations for the operation of services and develop a proposal for a general regulatory framework.

On October 1, 2003, the Government passed Law No. 25,790 that extends until December 31, 2004 the deadline for renegotiation of the public utility contracts under the Emergency Law. This deadline was extended for a year until December 31, 2005, through Law No. 25,972 issued in the Official Bulletin on December 17, 2004. On January 9, 2006, the Legislative Power passed Law No. 26,077 that once again extends the due date of the Emergency Law until December 31, 2006.

The UNIREN summoned licensee companies to a meeting, held on November 26, 2003, to establish a schedule of activities to analyze different issues related to the license renegotiation. On November 28, 2003 the UNIREN sent MetroGAS the Guidelines for Renegotiation including a schedule of activities.

On January 13, 2004, MetroGAS sent a note to the UNIREN proposing to include in the agenda issues that the Company considers relevant.

On January 13, 2005 the UNIREN sent a project of Letter of Understanding to all gas distributors where basic information was referred to non attached exhibits. The Company, according to response sent on January 27, 2005, understands that since being an incomplete document not arisen from negotiations maintained between the parties, MetroGAS does not have the necessary means to evaluate the project properly.

On February 3, 2005, UNIREN sent a new note, expressing its disagreement towards the line of argument and conclusions stated by MetroGAS in the note dated January 27, 2005.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

MetroGAS' replied to the UNIREN's last note received on February 18, 2005, expressing that during the course of the process started by the government, the Company complied with the submittance of all requested information, besides making additional presentations aimed at finishing Phase III of the process and at arranging the License Contract on mutual agreement without introducing structural changes, so as to preserve during the emergency the contract itself and the conditions originally agreed upon, with the intention of restoring them in the future. In addition it was stated that in spite of the delay in the regularization of the License Contract, the service is rendered in a normal, regular, continuous and efficiency way, keeping the quality level of the presentations, although the inexistence of actions or measures by the government contributing to minimizing the higher cost of the system's operation, maintenance and development.

In March 2005, through Joint Resolution EM No. 123/05 and MPFIPS No. 237/05, the Government summoned electricity and gas utility companies to Public Hearing in order to consider the terms and conditions of possible contract adjustments during the process developed within the framework of the Law of Public Emergency and other complementary norms.

A Public Hearing was held on April 22, 2005, when the Letter of Understanding proposed by UNIREN to MetroGAS was discussed. The proposal continues being renegotiated.

In June 2005 UNIREN sent MetroGAS, through note No. 1,449/05, a new proposal regarding the license renegotiation. Even when this proposal includes improvements regarding the original guidelines of the previous Letter of Understanding, MetroGAS' response to UNIREN expressed that it is still an unilateral proposal and made known its disposition to negotiate a balanced agreement for both parties.

On November 24, 2005 the UNIREN sent to MetroGAS a project of Letter of Understanding where there were issues set forth by the Company that had not been included, as for that matter MetroGAS made an alternative proposal on December 29, 2005.

On April 21, 2006 UNIREN sent MetroGAS a new project of Letter of Understanding. The Company realized some technical comments and sent them to the UNIREN on June 9, 2006 for its consideration.

As of the date of issuance of these unaudited interim financial statements it is neither possible to predict the result of the renegotiation process nor to establish the final implications that the above-mentioned norms will have on the Company's operations and results.

8.5. Regulation Changes

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence on the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the abovementioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts (Note 14), iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market ("EGM") between the Buenos Aires Stock Exchange and the Energy Secretariat throw which EGM started functioning.

In May 2005 the Energy Secretariat issued Resolution No. 752/05, modified by Resolution No.930/05, which ruling by this way the Article No. 4 of Decree No. 181/04, that establishes that since September 1, 2005 the gas distribution service providers will not be able to sign short, medium and long term natural gas purchase contracts at points of entry into the Transportation System to supply firm and interruptible Large Customers, General Service "G" customers and General Service "P" customers, whose average monthly consumption during last year of consumption was equal or higher than 150,000 m3/month. This Resolution also establishes that providers are not allowed to use natural gas volumes available from contracts currently in force to supply the mentioned customers.

On December 22, 2005 the Energy Secretariat passed Resolution No. 2,020/05 which rules Resolution No. 752/05. Such resolution established a new schedule to purchase natural gas in a direct way for a category of customers called General Service "P" and for CNG. The new schedule stipulates that: a) users with consumptions (during the period April 2003- March 2004) equal or over 30,000m3/month and up to 150,000m3/month will have to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during the period April 2003- March 2004) equal or over 15,000m3/month and under 30,000m3/month will have to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the period April 2003- March 2004) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they will have to purchase gas in a direct way as from March 1, 2006 (extended until April 1, 2006 trough Resolution No. 275/06).

In this way, such Resolution broadens the spectrum of those customers to whom the distributors can not stop supplying, including non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions.

Besides, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

the gas industry and created the mechanism of assignation of natural Gas for CNG through which the stations sellers of CNG receives natural gas through an offer and demand mechanism in the EGM.

Dated February 28, 2006, the Energy Secretariat issued Resolution No. 275/ 06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2006, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM.

On March 14, 2006 the National Government signed an agreement with CNG stations to freeze prices for CNG until December 31, 2006. This agreement will be bimonthly reviewed and will be in effect as long as there are no increases on operative and /or salary costs.

Between March 23 and 28 the first procedures established for CNG purchase in the EGM were carried out. As a result, volumes of gas that CNG had to acquired directly from gas producers as from April 1, 2006 were established.

8.6. MetroENERGÍA constitution

According to the new regulations, the Board of Directors of MetroGAS decided to create a stock company where MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties. This company was incorporated on April 20, 2005 and registered in the Public Registry of Commerce on May 16, 2005 under the name of MetroENERGÍA S.A. ("MetroENERGÍA"). The remaining shareholders are BG Argentina S.A. and Y.P.F Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock, respectively.

Dated July 13, 2005, through a note from ENARGAS, MetroENERGÍA obtained the provisional registration in the Marketers Registry. As of July 28, 2005, MetroENERGÍA obtained the definitive registration as a Marketer.

Since the mentioned registration, MetroENERGÍA has signed natural gas supply agreements with different producers to supply users that must purchase gas from third providers. Likewise, MetroENERGÍA has signed natural gas supply contracts with large customers, General Service "G" users, General Service "P" users and CNG following the different dates that such clients should purchase natural gas from providers different than the licensee distribution service companies. It should be mentioned that contracts with large customers, General service "G" and General service " P" expire on December 31, 2006.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's Financial Debt as of June 30, 2006 and 2005:
	June 30,
	2006			2005
	Thousands of Ps.	Interest Rate	Maturity	Thousands of Ps.	Interest Rate	Maturity
Negotiable Obligations
Series A	16,322	9.875%	04/01/2003	288,700	9.875%	04/01/2003
Series B	54,165	7.375%	09/27/2002	381,980	7.375%	09/27/2002
Series C	-	-	-	375,310	Libor + 3.25%	05/07/2004

Overdrafts with Argentine financial institutions	-	-	-	144,350	7.94%-11.26%	02/19/2002 06/14/2002

Overdrafts with foreign financial institutions	-	-	-	71,712	8%	03/25/2002
Interest payable	21,170	-		287,662
Current financial debt	91,657			1,549,714

Negotiable Obligations

Series 1	713,748	8% (1)	12/31/2014 (4)	-	-	-

Series 2 Class A	19,302	3% (2)	12/31/2014 (5)	-	-	-

Series 2 Class B	102,795	1.8% (3)	12/31/2014 (5)	-	-	-

Actual value discount	(93,999)	-	-	-	-	-
Non current financial debt	741,846			-

  Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.

  Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

  Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

  The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.

  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16 2/3% each subsequent June 30 and December 31 until December 31, 2014.

NOTE 9 - FINANCIAL DEBT (Contd.)

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the six months ended June 30, 2006 and 2005 are as follows:
	June 30,
	2006	2005
	Thousands of Ps.
- Nominal financial cost	51,115	55,178
- Capitalized interest (Exhibit H)	(598)	(544)
Total interest charged to results	50,517	54,634

1998 Global Program:

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV. On October 15, 2004, Extraordinary Shareholders Meeting approved the five years extension of the Global program since August 19, 2004, that was authorized by CNV on March 31, 2005.

Under the mentioned Global Program, the following Negotiable Obligations were placed and issued (i) Series A, on March 27, 2000, by the amount of US$ 100 million, maturing in 2003, bearing interest at the rate of 9.875% per annum, (ii). Series B, on September 27, 2000, by the amount of euros 110 million maturing in 2002, bearing interest at the rate of 7.375% per annum and (iii) Series C, on May 7, 2001, by the amount of US$ 130 million, maturing in May 2004 and bearing interest at LIBOR plus a margin ranging from 2.625% to 3.25%.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

MetroGAS' proposal consisted in an invitation to subscribe the APE and basically offered three options to their financial creditors:

  Cash option by which the Company offered to buy up to US$ 160 million of capital of the existing debt, in cash at a price of US$ 750 per each US$ 1,000 of capital of such debt (or its equivalent in other currencies);

  Exchange Option from Series 1 in United States Dollars denomination and for the 100% of the amount of the debt capital to be exchanged for this option. This Series is due on December 31, 2014, pays the original principal amount of the debt in biannual installments as from June 2010, and has an 8% interest rate, as from the first to the sixth year, and 9% afterwards.

NOTE 9 - FINANCIAL DEBT (Contd.)

  Exchange Option from Series 2 denominated in United States Dollars, Euros and optional to certain financial creditors, in pesos, and will have a 105% amount of the amount of capital of the debt to be exchanged for this option. This Series is due on December 31, 2014, pays the original principal amount of the debt in biannual installments as from June 2012, and has interest rates ranging from 3% to 8% as from the eighth year.

On April 12, 2006 MetroGAS announced the acceptance of tenders of approximately 95% of the total outstanding financial debt pursuant to its restructuring offer. The Company also announced its intention to restructure such indebtedness pursuant to an out-of-court restructuring in order to complete the process faster and more effectively.

Furthermore, at that date, the Company's Board of Directors approved the issuance and solicitation of consents for the public offering of Series 1 Notes for an amount of up to US$ 250 million, Series 2 Class A Notes for up to US$ 10 million, and Series 2 Class B Notes for up to Euros 40 million, which will be given in exchange to current bondholders.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445, for cash options received along with US$ 19,090,494 and euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

The debt restructuring of the financial debt generated a gain of Ps. 388,748 thousand which, after income tax, represented a net gain of Ps. 252,686 thousand, mainly generated by a reduction in the principal amount of the existing debt as some bondholders elected the cash option, as well as the reduction in accrued interests until May 12, 2006, net from costs related to the transaction.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations, which, among others, include the following:

  Mandatory redemption with excess cash: the company will apply an amount of excess cash (not allocated for Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through note prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through note repayments, in each case to the extent the Company not used such amount of net available excess cash to make market purchase transactions;

  Limitations on indebtedness: the Company will not be able to incur in additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million;

NOTE 9 - FINANCIAL DEBT (Contd.)

  Limitations on investments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Futhermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year.

  Limitations on restricted payments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, restricted payments (including dividends) will be subject to the company's indebtedness ratio.

  Limitations on the sale of assets: the Company will not make any asset sale unless the following conditions are met: a) the asset sale is at the fair market value, b) at least 75% of the value under consideration is in the form of cash or Cash Equivalents and, c) such asset sale does not materially and adversely affect the Company's ability to meet these obligations.

  Limitation on transactions with controlling company, controlled company or under common control.

NOTE 10 - COMMON STOCK

As of June 30, 2006, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.
Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Total	569,171

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these unaudited interim financial statements this Common Stock is property of private investors.

NOTE 10 - COMMON STOCK (Contd.)

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

After the first five years following the transfer date, any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

Dividend distribution in cash will depend on the Company's indebtedness ratio until the Company has redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Fondos Ashmore") and by Marathon ("Fondos Marathon"), by means of which Gas Argentino will cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its Common Stock post-issuing to Fondos Ashmore and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Fondos Ashmore and Fondos Marathon, respectively.

Such agreement is, among other conditions, subject to the approval by the ENARGAS and by the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia).

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since unappropriated retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required providing its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

14.1. Gas supply

In order to meet gas supply requirements, the Company operates with the following suppliers: Repsol YPF, Total Austral, Wintershall Energía, Pan American Energy and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

As a result of the new regulations issued (Note 8), the Company has renegotiated all of the gas purchase contracts in order to adapt contract conditions to current regulations, including Resolution No. 2020/05 and 752/05 and complementary, and the schedule of prices established by Resolution No. 208/04.

Based on these renegotiations, the gas supply contracted as of June 30, 2006 is the following:

Daily average volumes for the years
	2006	2007	2008	2009	2010

MMCM/d (1)	9.1	0.9	0.9	0.5	0.4
MMCF/d (2)	320.4	33.1	33.1	16.5	13.2

According to the above-mentioned long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

Daily average volumes for the years
	2006	2007	2008	2009	2010

MMCM/d (1)	7.1	0.8	0.8	0.4	0.3
MMCF/d (2)	249.5	29.8	29.8	14.8	11.9
Amounts committed/year (3)	143.3	13.0	13.0	6.5	5.2

(1) Million cubic meters per day

(2) Million cubic feet per day

(3) Million pesos. For estimating committed amounts we considered the wellhead gas prices resulting from the renegotiation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. As from July 2005 we have considered prices effective as that date until the end of the current contracts until December 31, 2006. Volumes as from July 1, 2007 depend on prices renegotiation. In order to estimate the sales gas prices differentiation between Residential and Industrial it was considered the displacing in all of its phases.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken as of June 30, 2006.

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2006 and 2016, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of June 30, 2006.

As from June l, 2006, firm transportation capacity has been increased in 1.03 MMCM per day due to the one-year automatic extension of the contracts with TGN and the recovery of contracted transportation capacity that had been transferred to other company.

The Company is obligated to pay approximately Ps. 394.5 million for the period between 2006 and 2007; Ps. 378.0 million for the period between 2008 and 2009 and Ps. 861.6 million for the period between 2010 and 2021, for firm transportation capacity under such contracts.

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these unaudited interim financial statements it is not possible to assess the impact of these modifications.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

During year 2004, the Company has renegotiated sales contracts with Central Dock Sud and Central Térmica Costanera. Particularly for Central Dock Sud, contract modifications stipulate that the fine to be paid until the year 2006 cannot surpass 100% of the invoicing amount. MetroGAS will annually pay, as maximum, up to 30% of the invoicing amount and the remaining will be compensated in additional service days split in three equal parts during the following years. If this is not possible the established fine will be paid.

14.4. Technical assistance agreement

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

Under this agreement, BG International Limited, a member of BG holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from the income before income tax and before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

The Emergency Law (Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate Ps. 1 = US$ 1 (or at equivalent rates for other currencies). The CER is to be applicable to such contracts. The Technical Assistance Agreement has been modified accordingly.

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of Ps. 360 thousand, adjusted by CER or, 7% of Company Net Profits ("fee on profits") provided financial debt restructuring has been achieve. The agreement establishes that from the fiscal year in which the fee on profits may be higher than Ps. 3,000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the abovementioned clause will have no further effect and the Company shall pay, besides the fee, an additional amount equivalent to the ordinary management fee of Ps. 3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. This amount will be paid in 36 monthly consecutive settlements. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with BG International Limited derived from this contract are described in Note 6.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Turnover Tax - Transfer to tariff

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of Ps. 16,824 thousand. In addition the resolution established a term for the recovery of the abovementioned amounts of 96 months.

Due to the recovery period established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator in Note No. 108 dated January 12, 1998 laid down that such amounts accrue interest at an annualized percentage rate of 9.5% until December 31, 2005.

Consequently, as of June 30, 2006 and 2005 the unaudited interim financial statements of the Company include a current receivable of Ps. 1,481 thousand and Ps. 2,858 thousand respectively and as of December 31, 2005 a current receivable of Ps. 1,547 thousand. Interests accrued at June 30, 2005 amount to Ps. 154 thousand and have been recognized as financial and holding results from assets in the statements of operations for this period.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Autonomous City of Buenos Aires. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse, which was rejected by the ENARGAS on November 15, 2000, leading the Company to file the administrative recourse provided by article 100 of the Proceedings Law. At the date of issuance of these unaudited interim financial statements, the claim made by MetroGAS is pending resolution by ENARGAS.

On October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

15.2. Stamp Tax

On April 4, 2001, the tax authorities of the Province of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to Ps. 48.1 million (including fines and interest).

Additionally, the tax authorities of the Province of Neuquén asserted that MetroGAS is liable for stamp tax of Ps. 23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of the Province of Neuquén informed MetroGAS that it was liable for stamp taxes of Ps. 14.5 million with respect to tacit acceptance contracts between several gas companies and MetroGAS that were executed after the privatization of GdE.

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina ("CSJN") to determine the validity of the claims made by the Province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The CSJN upheld the request and instructed Province of Neuquén not to continue actions for collecting the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by the Province of Río Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE. MetroGAS is responsible for an amount of Ps. 148.2 million (including fines and interests). Accordingly, TGS filed a declaratory action against the Province of Río Negro with the CSJN and obtained an injunction. Consequently, the Province of Río Negro has suspended all the collection proceedings until the final ruling is issued.

The tax authority of the Province of RíoNegro continued with resolution of the claims despite the injunction, considering that it only implies the suspension of all collection proceedings.

The EM has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of GdE.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

ENARGAS has notified the EM and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by CSJN, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and legal actions to contest the claims of the Province of Neuquén with respect to stamp taxes.

On September 18, 2003 the tax authorities of the Province of Neuquén notified MetroGAS of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with Repsol, Pecom Chauvco, Santa Fe, Wintershall, Total and Pan American, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of provincial Decree No. 786/98. Furthermore, Province of Neuquén claims for offers with tacit acceptance related to the resale of transportation capacity from MetroGAS to Pecom.

MetroGAS has initiated an administrative proceeding to analyze the issue, since this is an interim assessment.

MetroGAS has filed defense with the Province of Neuquén and on November 19, 2003 it brought an injunction within the framework of the declaratory judgment action initiated in November 1999 in relation to gas contracts. On March 31, 2004 the CSJN sustained the injunction brought by MetroGAS and instructed the Province of Neuquén to cease to initiate proceedings aimed at collecting stamp tax on those contracts.

In the proceedings "Transportadora de Gas del Sur S.A. against the Province of Santa Cruz about request for declaratory judgement", on April 15, 2004, CSJN decided to sustain the request made by TGS and consequently, declared that offers with implicit acceptance, which are the subject matter of this litigation, cannot be taxed. The ruling established that legal expenses were to be borne by the Province.

On the same date and with the same result obtained by TGS, CSJN ruled on proceedings "YPF S.A. against the Province of Tierra del Fuego on request for declaration of constitutionality" and "Shell Compañía Argentina de Petróleo S.A. against the Province of Neuquén on request of unconstitutionality". The recent rulings of CSJN, summarised above, would probably be applicable actions brought by MetroGAS.

In the case heard at the Supreme Court of Neuquén "MetroGAS against Province of Neuquén about request for declaratory judgment" notice has been served to MetroGAS by the representative of Neuquén Province to declare the case abstract and set court costs in the order established. The request is based on Executive Order No. 1,133/04 of June 7, 2004, which annulled the determination adopted by the provincial tax authority to demand stamp tax on "assigned contracts". It is clear that this change of criteria and the final administrative act are motivated by the abovementioned recent decisions of the Supreme Court of Neuquén. MetroGAS answered the petition requesting that the Province of Neuquén pay all court costs. On December 27, 2005 notice was served of the Supreme Court's ruling declaring MetroGAS' claim no longer valid due to the time elapsed since it was filed.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable and for that reason there is no debt recorded for this tax.

15.3. Income Tax - Bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 thousand and Ps. 1,585 thousand, respectively.

On November 26, 2002 MetroGAS registered with the corresponding registry, the Ps. 6.9 million attachments levied by AFIP on some of the company's real property in the Autonomous City of Buenos Aires. The notice was served on MetroGAS on September 11, 2003. As of June 30, 2006, the residual accounting value of the attached fixed assets amounted to Ps. 38.7 million. On June 16, 2006 the Company requested the releasing of the attachment levied on the company's real property.

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

- Removal of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts.

On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court.

On December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives was to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1,500. And on June 18, 2004 General Resolution No. 1693, which increased the deduction amount to Ps. 5,000, was published.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

According to the abovementioned, the Company does not estimate that the final outcome of this administrative proceeding will be adverse and for that reason there is no provision for contingencies registered.

15.4. Study, revision and inspection of works in public spaces levy, and occupancy of public space levy

15.4.1 Study, revision and inspection of works in public spaces levy

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the Autonomous City of Buenos Aires ("GCABA"). Pursuant to such agreement, the Company agreed to pay the GCABA Ps. 0.5 million per year, to compensate for street work inspection costs.

From 2000 onwards, the GCABA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCABA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

As from 2001 MetroGAS has received, from the GCABA, notifications demanding the payment of the study, revision and inspection of works in public spaces levy, which as of June 30 2006, amounts to Ps. 11.7 million.

MetroGAS presented the pertaining administrative appeal against each of the claims made by the GCABA, which were duly rejected, thus having no other administrative appeal to proceed by, legal actions were filed in order to collect the claimed amounts.

On October 19, 2005, MetroGAS was notified of a tax execution filed by the GCABA. On October 27, 2005 MetroGAS filed a defense opposing incorrect data in the instrument submitted and requested claim denial. Meanwhile, on November 24, 2005 ENARGAS was informed of such circumstance re-asking to pass through the levy in question to tariffs.

On March 15, 2006 notice was served of the Court's Resolution that dismisses MetroGAS' defense and orders the execution be carried out. This resolution was appealed.

Since the Company considers that the ENARGAS will authorize, in compliance to what is stated by the regulatory framework in force, the reallocation of the requested amounts to the tariff, it has not recorded a provision for contingencies in this connection.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.4.2 Occupancy of public space levy

In 1998, the GCABA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been objected by several public service companies.

As from 2003 the GCABA has demanded MetroGAS the payment of the occupancy of public space levy. MetroGAS duly presented hierarchical appeals before the administrative office against such demands.

On September 22, 2004 the GCABA notified MetroGAS of the rejection of those administrative appeals duly presented, therefore ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts.

On February 28, 2005 it was filed before the lower court of the Government of the Autonomous City of Buenos Aires, an action under administrative law with precautionary measures against the decision taken by the GCABA on September 22, 2004.

On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the Energy Secretariat requesting immediate treatment of the transferring of the tax to the tariff.

In April 2005, the General Department of Legal Affairs of the Ministry of Economy, pronounced itself in favor of the reallocation of tariffs, sending the file to the ENARGAS so as to have a final resolution on this matter.

On July 6, 2005, MetroGAS has been notified of the bill of payment for the fiscal years 1998 to 2002. Dated November 22, 2005 a sentence was pronounced instructing to carry out the proceedings until the full payment of the indebtedness, including interests and fees. As a consequence of which, on December 28, 2005 MetroGAS presented a note before the Dirección General de Rentas ("Revenue Department"), requesting to be able to resort to the Payment Facilitation Plan in 60 monthly installments ruled by Resolution No. 2,722 for the mentioned fiscal years.

On the same date, another note was presented in such Department requesting to be able to resort to another Payment Facilitation Plan for the fiscal years 2003 and 2004. On January 16, 2006 another note was presented requesting to be able to resort to another Payment Facilitation Plan for the first three quotas of the year 2005. The debt demanded from MetroGAS, corresponding to the rate for using and occupying public spaces, amounts to Ps. 47.4 million (including interests and fines) as of June 30, 2006. The first three installment of each of the three facilitation plans have been paid.

On March 28, 2006 MetroGAS presented to the ENARGAS a note informing the entrance to the facilitation plans mentioned and asking again the pass through to tariffs. On July 11, 2006 the Company asked again the pass through to the tariffs, sending proof of payment of the second and third installment of the facilitation plans.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

Since the Company considers ENARGAS will authorize, in compliance with the provisions of the current regulatory framework, pass through to the tariff, as of June 30, 2006, this item has been recorded for Ps. 37,531 thousand in other non current receivables.

15.5. Turnover tax (Province of Buenos Aires) - Rate increase

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. We declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

In July 2003 the Province, by means of a pre-view, requested the payment of amounts that would have been received from customers, if the mentioned rate increase had been applied in the invoices (approximately Ps. 7.6 million, including interests and fines), this claim was duly rejected by MetroGAS. Dated October 12, 2005 the Revenue Department of the Province of Buenos Aires notified us Resolution No. 465/05 of the Assessment Procedure by the virtue of its office, which was closed on December 22, 2005, through Resolution No. 907/05, compelling us to pay the debt. Such Resolution was appealed on January 16, 2006, before the Fiscal Court of the Province of Buenos Aires.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such tax to the tariffs paid by customers in compliance with the terms of the License.

15.6. Rates and charges

Through resolution No. 2778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. On June 30, 2006 the total amount demanded by the ENARGAS amounted to Ps. 17.6 million, including interests and fines, which has been recorded as a provision.

15.7. Executives proceedings

At the time of these unaudited interim financial statements, the Company maintains certain executive proceedings started by holders of Negotiable Obligations, which are pending resolution.

As a consequence of one of the mentioned lawsuits a lien has been placed upon a building belonging to MetroGAS located in the Autonomous City of Buenos Aires. This attachment was lifted after MetroGAS compliance of the sentence passed by the court, depositing the amounts claimed.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

Other two creditors made a request for bankruptcy, which was rejected after MetroGAS made the legal deposit of the demanded amounts. At present such amounts are kept in long-term deposits, renewable every 30 days, made out to the participating Court. Both creditors filed executive suits in order to be able to collect those amounts that were deposited.

Besides, other bondholders have filed attachments on MetroGAS' current accounts and collections, amounting to Ps. 11.4 million as of June 30, 2006.

15.8. Others

At the date of issuance of these unaudited interim financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's unaudited interim financial statements as of June 30, 2006.

Jorge E. Verruno
Chairman of the Board of Directors

METROGAS S.A.

EXHIBIT A

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND 2005

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION (1)					NET BOOK VALUE 06-30-06
								FOR THE PERIOD			
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	ANNUAL RATE	AMOUNT (2)	ACCUMULATED AT END OF PERIOD	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,564	-	-	-	75,564	18,390	-	2%	804	19,194	56,370
High pressure mains	263,466	-	5,024	-	268,490	134,702	1,822	2.22% to 10%	4,984	141,508	126,982
Medium and low pressure mains	1,479,371	-	(5,024)	(586)	1,473,761	379,755	(1,978)	1.19% to 10%	17,169	394,946	1,078,815
Pressure regulating stations	57,695	-	79	-	57,774	28,801	-	4% to 12.5%	946	29,747	28,027
Consumption measurement installations	326,342	-	808	(259)	326,891	92,046	(95)	2.85% to 5%	5,892	97,843	229,048
Other technical installations	46,930	-	-	-	46,930	29,909	-	6.67%	1,457	31,366	15,564
Machinery, equipment and tools	26,140	-	99	-	26,239	23,545	-	6.67% to 20%	415	23,960	2,279
Computer and telecommunications equipment	150,556	-	365	(18)	150,903	135,557	(18)	5% to 50%	3,675	139,214	11,689
Vehicles	10,035	-	-	-	10,035	9,445	-	10% to 20%	77	9,522	513
Furniture and fixtures	5,453	-	3	-	5,456	5,399	-	10% to 20%	5	5,404	52
Materials	4,345	6,671	(3,603)	(114)	7,299	-	-	-	-	-	7,299
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	56,809	14,135	2,278	-	73,222	-	-	-	-	-	73,222
Advances to fixed assets suppliers	176	433	(609)	-	0	-	-	-	-	-	0
Subtotal	2,520,597	21,239	(580)	(977)	2,540,279	857,549	(269)	-	35,424	892,704	1,647,575
Distribution network extensions constructed by third parties	54,040	-	841	(4)	54,877	8,570	(1)	1.82% to 2.38%	531	9,100	45,777
Offsetting item for distribution network extensions	(2,807)	-	(261)	-	(3,068)	(137)	-	2% to 2.38%	(33)	(170)	(2,898)
Allowance for obsolescence of materials (Exhibit E)	(1,744)	-	-	-	(1,744)	-	-	-	-	-	(1,744)
Total as of June 30, 2006	2,570,086	21,239	-	(981)	2,590,344	865,982	(270)	-	35,922	901,634	1,688,710

Total as of December 31, 2005	2,582,083	45,794	-	(57,791)	2,570,086	822,044	(46,562)	-	90,500	865,982	1,704,104

Total as of June 30, 2005	2,582,083	18,830	-	(1,352)	2,599,561	822,044	(469)	-	52,948	874,523	1,725,038

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

METROGAS S.A.

EXHIBIT C

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND 2005

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND 2005

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND 2005

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

ALLOWANCES

MAIN ACCOUNT	June 30, 2006			December 31, 2005	June 30, 2005
	BALANCE AT BEGINNING OF YEAR	INCREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of Ps.				
Deducted from assets					
For doubtful accounts	32,739	1,276 (1)	34,015	32,739	60,459
For obsolescence of materials					
Inventories	981	5 (3)	986	981	936
Fixed assets	1,744	-	1,744	1,744	1,744
Valuation allowance for fixed assets	-	-	-	-	10,784
Valuation allowance on deferred income tax assets	169,840	(13,692) (2)	156,148	169,840	153,262
Total	205,304	(12,411)	192,893	205,304	227,185
Included in the liabilities					
Contingencies reserve	3,315	1,679 (1)	4,994	3,315	2,190
Total	3,315	1,679	4,994	3,315	2,190

Notes:
(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Income tax (Note 3.5.j)).
(3) Charged in results in the line Sundry materials of Exhibit H.

METROGAS S.A.

EXHIBIT F

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

OPERATING COST

METROGAS S.A.

EXHIBIT G

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND 2005

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

FOREIGN CURRENCY ASSETS AND LIABILITIES

MAIN ACCOUNT	June 30, 2006				December 31, 2005			June 30, 2005		
	FOREIGN CURRENCY AND AMOUNT		EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT		BOOK VALUE	FOREIGN CURRENCY AND AMOUNT		BOOK VALUE
	Thousands			Thousands of Ps.	Thousands		Thousands of Ps.	Thousands		Thousands of Ps.
ASSETS										
CURRENT ASSETS										
Cash and banks										
Cash	US$	4	3.0460	12	US$	4	12	U$S	5	14
	LBE	2	5.6238	11	LBE	4	21	LBE	5	26
	Euros	2	3.8916	8	Euros	3	10	Euros	3	10
	Real	4	1.2610	5	Real	3	4	Real	3	3
	Canadian dollars	1	2.7222	3	Canadian dollars	-	-	Canadian dollars	-	-
Banks	US$	7,962	3.0460	24,253	US$	121,449	363,375	U$S	127,846	363,978
	Euros	20,136	3.8916	78,361	Euros	20,167	71,376	Euros	-	-
Other receivables	US$	114	3.0460	348	US$	344	1,029	U$S	152	433
Total Current Assets				103,001			435,827			364,464
TOTAL ASSETS				103,001			435,827			364,464
LIABILITIES										
CURRENT LIABILITIES										
Accounts payable	U$S	1,069	3.0860	3,299	U$S	156	473	U$S	36	104
Financial debts										
Overdrafts with foreign financial institutions	US$	-	3.0860	-	US$	50,000	151,600	U$S	50,000	144,350
Negotiable bonds (face value)	US$	5,289	3.0860	16,322	US$	230,000	697,360	U$S	230,000	664,010
	Euros	13,737	3.9430	54,165	Euros	109,500	392,766	Euros	109,500	381,980
Interest and other expenses payable to foreign financial institutions	US$	1,995	3.0860	6,155	US$	79,692	241,626	U$S	67,259	194,178
	Euros	3,808	3.9430	15,015	Euros	26,313	94,383	Euros	22,276	77,707
Total Current Liabilities				94,956			1,578,208			1,462,329
NON-CURRENT LIABILITIES										
Financial debts										
Negotiable bonds (face value)	US$	237,541	3.0860	733,050	US$	-	-	US$	-	-
	Euros	26,070	3.9430	102,795	Euros	-	-	Euros	-	-
Total Non-Current Liabilities				835,845			-			-
TOTAL LIABILITIES				930,801			1,578,208			1,462,329

US$: United States Dollars

LBE: Pounds Sterling

METROGAS S.A.

EXHIBIT H

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

EXPENSES INCURRED

MAIN ACCOUNT	June 30, 2006						June 30, 2005
		OPERATING EXPENSES					
	FIXED ASSETS EXPENSES	GAS SALES	PROCESSED NATURAL GAS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
	Thousands of Ps.						
Payroll and other employees benefits	790	9,716	-	10,216	8,866	29,588	23,795
Social security contributions	305	2,731	-	2,204	2,444	7,684	6,091
Directors´and members of Surveillance committee fee	-	-	-	273	-	273	116
Fees for professional services	-	154	-	2,470	85	2,709	1,777
Technical operator´s fees	-	2,750	-	-	-	2,750	2,462
Sundry materials	-	1,128	-	-	-	1,128	1,407
Fees for sundry services	161	2,208	-	371	2,264	5,004	3,535
Postage, telephone and fax	-	168	-	458	1,689	2,315	1,989
Leases	-	34	-	736	291	1,061	1,068
Transportation and freight charges	-	-	-	138	-	138	127
Office materials	-	257	-	564	35	856	646
Travelling expenses	-	135	-	217	55	407	343
Insurance premium	-	-	-	1,171	3	1,174	1,395
Fixed assets maintenance	-	3,964	-	2,303	47	6,314	5,056
Fixed assets depreciation	-	31,496	-	4,426	-	35,922	52,948
Taxes, rates and contributions	-	649	22	1,862	12,159	14,692	16,432
Publicity	-	-	-	-	238	238	382
Doubtful accounts	-	-	-	-	1,276	1,276	(13,493)
Bank expenses and commissions	-	-	-	27	2,089	2,116	2,095
Interest on financial operations	598	-	-	-	-	598	544
Contingencies reserve	-	-	-	1,679	-	1,679	266
Others	182	622	-	1,012	59	1,875	2,679
Total as of June 30, 2006	2,036	56,012	22	30,127	31,600	119,797	111,660

Total as of June 30, 2005	2,329	67,279	23	25,812	16,217	111,660

Basis of Presentation

The consolidated interim financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV").

The consolidated interim financial statements for the six months ended June 30, 2006 and 2005 have been subject to limited reviews. Management estimates that consolidated interim financial statements for the six months ended June 30, 2006 and 2005 include all the necessary adjustments to fairly present the results of each period. The results for the six months ended June 30, 2006 and 2005 do not necessarily reflect the proportion of the Company's results for the full years.

The consolidated interim financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistic and Census.

The Company has consolidated line by line its balance sheet as of June 30, 2006 and 2005 and December 31, 2005 as well as its statements of income and cash flow for the six months ended as of June 30, 2006 and 2005 with the financial statements of its controlled company (MetroENERGÍA S.A.) in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

Within the framework of the statement of consents made on July 8, 2004 by FACPCE and CPCECABA - which states that in the parties' opinion it would be important to unify technical standards - on August 10, 2005 CPCECABA issued Resolution CD 93/05, through which it adopted the accounting standards approved by FACPCE including amendments thereto as at April 1, 2005.

The adoption of the mentioned standards came into effect for the fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006. Also, the CNV has adopted the mentioned standards with certain amendments, establishing its applicability for fiscal years started as from January 1, 2006, too.

The main modifications introduced by new accounting standards are the following:

  The accounting standards in force as of the previous fiscal year, to determine if there is a valuation allowance of assets, required the book value of the asset to be compared to the cash flow that it itself will generate at nominal value. The recently adopted standards demand such comparison to be made with the cash flow at present values.

  The accounting standards in force as of the previous fiscal year admitted, under certain circumstances, some receivables and liabilities to be valuated at discounted values taking into account the interest rate from the Banco de la Nación Argentina applicable to Unrestricted Saving Accounts. This possibility is not admitted by the new accounting standards, which require, a market rate to be generally applied, and as an exception, other receivables and liabilities to be valuated at nominal value under certain circumstances.

  The Company, in accordance to the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets. As a consequence, supplementary information is included in notes.

Modifications introduced by the process of unification of accounting standards have not generated significant effects on the consolidated interim financial statements of the Company.

The Argentine Economic Scenario and its impact on the Company

As from the passing of the Emergency Law and its subsequent decrees, MetroGAS' activity has been significantly affected. Among the measures adopted the most important are the devaluation registered during the first months of year 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country, the consequent increase of internal prices and the pesification of prices and tariffs of public services.

Moreover, such law contains provisions governing contracts between private parties existing as of its effective date, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, it provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

The Company entered into agreements with these characteristics, being the most important the ones related to the purchase of natural gas, essential for the rendering of the licensed service. In accordance to what was stipulated in the Agreement for Implementing of the Scheme for the Normalization of Natural Gas Prices and to the renegotiation of all the agreements entered into with the Company's suppliers of natural gas and subject to a continuous compliance by the National Government of all liabilities taken in this agreement, gas producers who have accepted the renegotiation have committed themselves to suspend actions and/or proceedings issued against gas distributing licensees corresponding to claims arising from the mentioned Law; which suspension would become a final waiver on December 31, 2006.

Moreover, the provisions of the Emergency Law modify standards of the Regulatory Framework applicable to the transportation and distribution of natural gas, mainly those which establish that the tariffs are calculated in U.S. dollars and stated in pesos and that are adjustable according to international indexes.

The situations previously described, have been considered by the Company's Management when calculating significant accounting estimates included in these consolidated interim financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company's Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions. As a consequence of the situations described above, such projections have considered modifications to the tariffs and adjustments to the operative costs of the Company in order to restore its economic-financial equation. Actual future results could differ from those estimates.

In Notes 2 and 8 to primary interim financial statements, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees and the uncertainties generated about the future results of the Company.

General Considerations

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

On October 28, 2004 the ENARGAS by means of Resolution No. 3,092 approved, on a temporary basis, the tariff chart expressed in pesos applicable to the period extending from October 1, 2004 to April 30, 2005.

On June 8, 2005 the ENARGAS temporary approved, through Resolution No. 3,208, the tariff chart expressed in pesos and applicable from May 1 to June 30, 2005. On July 12, 2005 the ENARGAS temporary approved, through Resolution No. 3,227, a new tariff chart that replaces the one approved by Resolution No. 3,208, applicable for the period May 1 to June 30, 2005.

On March 21, 2006 the ENARGAS by means of Resolution No. 3,462 approved, on a temporary basis, the tariff chart applicable as from July 1, 2005.

The abovementioned tariff charts contain the values of the price of gas at wellhead that results from the Agreement for the implementation of the schedule for the normalization of gas prices at points of entry into the transportation system, signed between the Energy Secretariat and natural gas producers.

According to the new regulations, on April 20, 2005 the Board of Directors of MetroGAS decided to create MetroENERGÍA S.A. ("MetroENERGÍA") a "Sociedad Anonima"of which MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Analysis of Operations for the six months ended June 30, 2006 and 2005

The Company's sales during the six months ended June 30, 2006, decreased 0.5% and operating costs decreased 15.7% compared to the same period of the year 2005, thus producing an increase in gross profit of Ps. 51,426 thousand, amounting to Ps. 139,207 thousand during the six months ended June 30, 2006 compared to Ps. 87,781 thousand in the same period of the previous year.

During the six months ended June 30, 2006 an operating income of Ps. 75,266 thousand was recorded compared to an operating income of Ps. 45,634 thousand recorded in the same period of the previous year.

During the six months ended June 30, 2006 a financial and holding gain of Ps. 386,017 thousand was recorded compared to a gain of Ps. 39,244 thousand recorded in the same period of the previous year. Such variation was mainly the consequence of the result of the restructuring of financial debt and the result of the discount of financial debt to fair value, partially offset by the result of the fluctuation of the exchange rate applicable to the financial debt in foreign currency.

The Company's net income for the six months ended June 30, 2006 amounted to Ps. 306,961 thousand compared to a net gain of Ps. 86,653 thousand for the same period of the previous year.

Operating results and financial position

Sales

The Company's sales during the six months ended June 30, 2006 decreased by 0.5%, amounting to Ps. 427,772 thousand compared to Ps. 430,052 thousand in the same period of the previous year. Such decrease was mainly due to MetroENERGÍA'S sales on behalf third parties and to the decrease in the volumes of gas delivered, partially offset by an increase in volumes delivered under transportation and distribution service and processed natural gas and the increase in gas price included in the tariffs according to the tariff charts approved by ENARGAS on March 21, 2006.

Sales to residential customers during the six months ended June 30, 2006 increased by 3.6% amounting to Ps. 176,813 thousand compared to Ps. 170,712 thousand in the same period of the previous year. Furthermore, delivered volumes to residential customers increased by 3.1% during the six months ended June 30, 2006 compared to the same period of the previous year, mainly due to the increase in the number of customers and lower average temperatures recorded in the current period.

Sales to power plants decreased by 40.9% during the six months ended June 30, 2006 compared to the same period of the previous year. This decrease was mainly due to MetroENERGÍA'S sales on behalf third parties and the change in the consolidated mix of sales, with a decrease in sales of gas, that have a higher tariff than transportation and distribution service. The volumes delivered to this customer category decreased by 4.1%.

Sales to industrial, commercial and governmental customers increased by 32.3% during the six months ended June 30, 2006 compared to the same period of the previous year mainly due to the retroactive adjustment as of July 1, 2005 in the gas price included in the tariff which was approved by ENARGAS in March 2006 and due to a change in the mix of sales with an increase in the sales of gas which have a higher tariff than the transportation and distribution services. Furthermore, delivered volumes increased by 1.6% compared to the same period of the previous year.

Sales of CNG decreased by 10.8% during the six months ended June 30, 2006 compared to the same period of the previous year. This decrease was mainly due to the lower gas sales as result of the new methodology of selling gas on behalf third parties in MetroENERGÍA since April 2006. Volumes delivered decrease by 3.9%, partially offset by the increase in the gas price included in the tariff, approved by ENARGAS with retroactive effect since July 1, 2005 until April 1, 2006

Sales of gas for processing during the six months ended June 30, 2006 increased by 94.2% compared to the same period of the previous year, mainly due to an increase in volumes delivered.

The following chart shows the Company's sales by customer category for the six months ended June 30, 2006 and 2005, expressed in thousands of pesos:
	For the six months ended June 30, 2006	% of Sales	For the six months ended June 30, 2005	% of Sales
Gas sales:
Residential	176,813	41.3	170,712	39.7
Power Plants	18,651	4.4	69,887	16.3
Industrial, Commercial and Governmental	92,506	21.6	65,396	15.2
Compressed Natural Gas	36,468	8.5	54,513	12.6
Subtotal	324,438	75.8	360,508	83.8
Transportation and Distribution Services
Power Plants	45,142	10.6	38,141	8.9
Industrial, Commercial and Governmental	20,514	4.8	20,013	4.7
Compressed Natural Gas	12,179	2.8	-	-
Subtotal	77,835	18.2	58,154	13.6
Processed Natural Gas	22,117	5.2	11,390	2.6
Selling commission	3,382	0.8	-	-
Total of Sales	427,772	100.0	430,052	100.0

The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the six months ended June 30, 2006 and 2005, expressed in million of cubic meters:
	For the six months ended June 30, 2006	% of Volume of Gas Delivered	For the six months ended June 30, 2005	% of Volume of Gas Delivered
Gas sales:
Residential	791.0	19.5	767.5	18.8
Power Plants	142.9	3.5	640.8	15.7
Industrial, Commercial and Governmental	431.7	10.6	408.6	10.0
Compressed Natural Gas	158.3	3.9	344.3	8.4
Subtotal	1,523.9	37.5	2,161.2	52.9
Transportation and Distribution Services
Power Plants	1,975.9	48.6	1,569.2	38.5
Industrial, Commercial and Governmental	294.2	7.2	305.6	7.5
Compressed Natural Gas	172.6	4.2	-	-
Subtotal	2,442.7	60.0	1,874.8	46.0
Processed Natural Gas	99.8	2.5	40.9	1.1
Total delivered volume	4,066.4	100.0	4,076.9	100.0

Operating costs

Operating costs totaled Ps. 288,565 thousand during the six months ended June 30, 2006, representing a 15.7% decrease compared to Ps. 342,271 thousand recorded in the same period of the previous year. This variation was mainly due to the 25.3% decrease in gas purchases compared with the same period of the previous year, slightly offset by the increase in transportation cost and payroll and social contributions. The decrease in gas purchases was due to the decrease in volumes acquired partially offset by the increase in average prices of gas purchases.

During the six months ended June 30, 2006, 1,416.3 million of cubic meters were acquired representing a decrease of 45.7% compared to the gas volumes purchased in the same period of the year 2005. This decrease was mainly due to the lower volume delivered mainly to power plants and CNG.

Gas transportation costs increased from Ps. 93,321 thousand during the six months ended June 30, 2005 to Ps. 96,785 thousand during the same period of the year 2006 as consequence of the increase in daily contracted capacity as of June 30, 2006 compared with the same period of the previous year. Gas transportation tariffs have not been increased since January 2002 when the Emergency Law became effective.

During the six months ended June 30, 2006 and 2005, the Company capitalized Ps. 1,438 thousand and Ps. 1,785 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the six months ended June 30, 2006 and 2005, expressed in thousands of pesos:
	For the six months ended June 30, 2006	% of Total Operating Costs	For the six months ended June 30, 2005	% of Total Operating Costs

Gas purchases	135,746	47.0	181,648	53.0
Gas transportation	96,785	33.5	93,321	27.3
Depreciation of fixed assets	31,496	10.9	47,872	14.0
Payroll and social contributions	13,542	4.7	10,955	3.2
Fixed assets maintenance	3,964	1.4	2,918	0.9
Technical operator's fees	2,750	1.0	2,462	0.7
Sundry materials	1,128	0.4	1,407	0.4
Fees for sundry services	2,369	0.8	902	0.3
Other operating expenses	2,223	0.8	2,571	0.8
Capitalization of operating costs in fixed assets	(1,438)	(0.5)	(1,785)	(0.6)
Total	288,565	100.0	342,271	100.0

Administrative expenses

Administrative expenses increased by 17.1% from Ps. 25,830 thousand during the six months ended June 30, 2005 to Ps. 30,255 thousand during the same period of year 2006. This increase was mainly due to higher payroll and social contributions and fees for professional services.

Selling expenses

Selling expenses increased from Ps. 16,317 thousand during the six months ended June 30, 2005 to Ps. 33,686 thousand in the same period of the year 2006. This increase was mainly due to the doubtful accounts charge compared to the recovery registered as of June 30, 2005 and the increase in payroll and social contributions.

Financing and holding results

Financing and holding results for the six months ended June 30, 2006 totaled a gain of Ps. 386,017 thousand compared to a gain of Ps. 39,244 thousand in the same period of the previous year.

Such variation was mainly a consequence of the result of the restructuring of financial debt and the result of the discount of financial debt to fair value, partially offset by the result of the fluctuation of the exchange rate applicable to the financial debt in foreign currency.

Other income, net

Other income net, for the six months ended June 30, 2006 totaled a gain of Ps. 1,884 thousand compared to a gain of Ps. 1,720 thousand recorded in the same period of the previous year.

Income tax

During the six months ended June 30, 2006, the Company registered Ps. 155,916 thousand as charge for income tax compared with a gain of Ps. 50 thousand registered as of June 30, 2005.

Net cash flows provided by operating activities

Net cash flows provided by operating activities were Ps. 75,294 thousand during the six months ended June 30, 2006 while during the same period of the previous year were Ps. 70,749 thousand. Such increase in net cash flows provided by operating activities was mainly due to lower cash flows required by working capital.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 20,641 thousand during the six months ended June 30, 2006, due to higher fixed assets additions, compared to Ps. 18,592 thousand used during the same period of the previous year.

Net cash flows used in financing activities

Net cash flows used in financing activities totaled Ps. 426,275 thousand during the six months ended June 30, 2006, due to the cash payment of financial debt during the process of financial debt restructuring and the interest payment.

Liquidity and capital resources

Financing

As of June 30, 2006, the total indebtedness of the Company was Ps. 833,503 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV. On October 15, 2004, Extraordinary Shareholders Meeting approved the five years extension of the Global program since August 19, 2004, that was authorized by CNV on March 31, 2005.

Under the mentioned Global Program, the following Negotiable Obligations were placed and issued (i) Series A, on March 27, 2000, by the amount of US$ 100 million, maturing in 2003, bearing interest at the rate of 9.875% per annum, (ii) Series B, on September 27, 2000, by the amount of euros 110 million maturing in 2002, bearing interest at the rate of 7.375% per annum and (iii) Series C, on May 7, 2001, by the amount of US$ 130 million, maturing in May 2004 and bearing interest at LIBOR plus a margin ranging from 2.625% to 3.25%.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On April 12, 2006 MetroGAS announced the acceptance of tenders of approximately 95% of the total outstanding financial debt pursuant to its restructuring offer. The Company also announced its intention to restructure such indebtedness pursuant to an out-of-court restructuring in order to complete the process faster and more effectively.

Furthermore, at that date, the Company's Board of Directors approved the issuance and solicitation of consents for the public offering of Series 1 Notes for an amount of up to US$ 250 million, Series 2 Class A Notes for up to US$ 10 million, and Series 2 Class B Notes for up to Euros 40 million, which will be given in exchange to current bondholders.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445 for the cash options received, along with US$ 19,090,494 and euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

The debt restructuring of the financial debt generated a gain of Ps. 388.748 thousand which, after income tax, represented a net gain of Ps. 252.686 thousand, mainly generated by a reduction in the principal amount of the existing debt as some bondholders elected the cash option, as well as the reduction in accrued interests until May 12, 2006, net from costs related to the transaction.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations. (Note 9 to the primary financial statements)

Comparative unaudited consolidated interim balance sheets

In order to appraise the development of the Company's activities, the chart below sets forth comparative consolidated balance sheet information from the Company's unaudited consolidated interim financial statements as of June 30, 2006 and 2005 (due to the incorporation of the controlled company MetroENERGÍA S.A., registered in the Public Registry of Commerce on May 16, 2005) and the unaudited interim financial statements as of June 30, 2004, 2003 and 2002, in constant Argentine pesos as of March 1, 2003.
	06.30.06	06.30.05	06.30.04	06.30.03	06.30.02
Thousands of Ps.
Current assets	340,126	591,454	420,722	272,289	246,508
Non-current assets	1,766,862	1,919,987	1,987,379	2,014,475	2,162,419
Total assets	2,106,988	2,511,441	2,408,101	2,286,764	2,408,927
Current liabilities
Non-current liabilities	330,918	1,757,094	1,639,502	1,396,497	1,299,357
Total liabilities	787,575	14,946	9,663	5,359	557,119
Minority interest	1,118,493	1,772,040	1,649,165	1,401,856	1,856,476
Shareholders' equity	382	7	-	-	-
Total	988,113	739,394	758,936	884,908	552,451
	2,106,988	2,511,441	2,408,101	2,286,764	2,408,927

Comparative unaudited consolidated interim statements of income

The chart below contains a summary of the unaudited consolidated interim statement of income for the six months ended June 30, 2006 and 2005, and the unaudited interim statements of income for the six months ended June 30, 2004, 2003 and 2002, in constant Argentine pesos as of March 1, 2003.

06.30.06		06.30.05	06.30.04	06.30.03	06.30.02
Thousands of Ps.
Gross profit	139,207	87,781	85,225	62,066	99,257
Administrative and selling expenses	(63,941)	(42,147)	(55,562)	(54,934)	(95,517)
Operating income	75,266	45,634	29,663	7,132	3,740
Financial and holding results	386,017	39,244	(46,793)	149,231	(930,455)
Other income, net	1,884	1,720	348	177	380
Minority interest	(290)	5	-	-	-
Income (loss) before income tax	462,877	86,603	(16,782)	156,540	(926,335)
Income tax	(155,916)	50	-	(57,596)	205,900
Net income (loss)	306,961	86,653	(16,782)	98,944	(720,435)

Comparative statistical data

The chart below shows a summary of operating data for the six months ended June 30, 2006, 2005, 2004, 2003 and 2002.
	06.30.06	06.30.05	06.30.04	06.30.03	06.30.02
	Volumes
	Thousands of cubic meters
Gas purchased by MetroGAS	1,416,341	2,608,202	2,579,009	1,630,232	1,537,911
Gas contracted by third parties	3,093,055	1,903,039	1,753,744	1,809,778	1,790,606
	4,509,396	4,511,241	4,332,753	3,440,010	3,328,517
Volume of gas withheld:
-Transportation	(293,480)	(299,320)	(277,323)	(223,942)	(253,207)
-Loss in distribution	(144,407)	(132,908)	(132,389)	(104,261)	(87,714)
-Transportation and processing gas production	(5,099)	(2,090)	(4,100)	(6,600)	(5,200)
Volume of gas delivered	4,066,410	4,076,923	3,918,941	3,105,207	2,982,396

Comparative ratios

The chart below contains certain financial ratios as of June 30, 2006, 2005, 2004, 2003 and 2002.
	06.30.06	06.30.05	06.30.04	06.30.03	06.30.02
Liquidity	1.03	0.34	0.26	0.19	0.19
Solvency	0.88	0.42	0.46	0.63	0.30
Immobilization	0.84	0.76	0.83	0.88	0.90

Other information

The chart below contains information regarding the price per share of the Company's common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
June	2002	0.57	1.30
June	2003	1.05	3.82
June	2004	1.12	3.71
January	2005	1.37	4.45
February	2005	1.36	4.76
March	2005	1.35	4.52
April	2005	1.33	4.45
May	2005	1.35	4.65
June	2005	1.26	4.40
January	2006	1.31	4.14
February	2006	1.23	4.03
March	2006	1.27	4.06
April	2006	1.20	3.92
May	2006	1.02	3.34
June	2006	1.04	3.33

(1) Prices on the last business day of the month.

Outlook

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will continue concentrating its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License define its future strategy.

Autonomous City of Buenos Aires, August 9, 2006.

Jorge E. Verruno
Chairman of the Board of Directors